Exhibit 99.1

                               (GRAPHIC OMITTED)

          ELSCINT LTD. REPORTS FOURTH QUARTER AND FISCAL 2004 RESULTS


      Tel Aviv, Israel - April 4, 2005 - Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the fourth quarter and year ended December 31, 2004.


Fourth Quarter Results
----------------------

      Consolidated revenues for the fourth quarter of 2004 were NIS 75.6 million (US$17.5 million) compared to NIS 77.3 million reported in the corresponding quarter last year.

      Revenues from hotels operations and management decreased to NIS 58.0 million (US$13.5 million) compared to NIS 63.2 million in the corresponding quarter last year. This decrease is attributable mainly to the application of new Israeli Accounting Standard effective January 1, 2004, which changed the translation method of the financial statements of foreign entities.

      Revenues from the Arena commercial and entertainment center operations in Herzlia, Israel (the "Arena") increased to NIS 14.3 million (US$3.3 million) compared to NIS 10.3 million in the corresponding quarter last year. This increase is primarily due to the Arena being in full-scale operation during the fourth quarter of 2004, as opposed to only partial operation during the corresponding quarter of the last year, as well as to the commencement of operation of the Arena attractions since April 2004.

      Revenues from asset leasing for the fourth quarter of 2004 were NIS 3.3 million (US$0.8 million) compared to NIS 3.8 million in the corresponding quarter last year.

      Gross profit for the fourth quarter of 2004 was NIS 21.8 million (US$5.1 million) compared to NIS 21.6 million in the corresponding quarter last year.

      Operating loss before finance income (expenses), net for the fourth quarter of 2004 was NIS 10.8 million (US$2.5 million) compared to NIS 6.3 million for the corresponding quarter last year. This increase is attributable mainly to an increase in the hotels' depreciation, amortization and operating expenses.

      Loss from continuing operations for the fourth quarter of 2004 was NIS
11.3 million (US$2.6 million), or NIS 0.70 (US$0.16) basic loss per share, compared to a loss of NIS 27.0 million, or NIS 1.62 basic loss per share, for the corresponding quarter last year. This decrease is attributable mainly to a decrease in other expenses, net, to NIS 3.7 million (US$0.9 million), compared to other expenses, net, of NIS 21.7 million reported in the corresponding quarter last year. The other expenses, net, for the fourth quarter of 2004 were mainly, the result of an impairment of fixed assets and investments, in the amount of

NIS 10.5 million (US$2.4 million) and a loss from the disposal of fixed assets, in the amount of NIS 5.4 million (US$1.3 million), which was offset, in part, by a gain from realization of monetary balances of a capital nature in the amount of NIS 12.4 million (US$2.9 million).

      Net income from discontinuing operations for the fourth quarter of 2004 was NIS 5.7 million (US$1.3 million), or NIS 0.35 (US$0.08) basic earnings per share, as compared to net income of NIS 5.6 million or NIS 0.33 basic earnings per share, for the corresponding quarter last year. This income is the result of the collection of accounts and notes receivables that were previously written off, as well as exchange rate fluctuations of the NIS against the US Dollar with respect to monetary assets and liabilities related to discontinuing operations.

      Loss for the fourth quarter of 2004 was NIS 5.6 million (US$1.3 million), or NIS 0.35 (US$0.08) basic loss per share, as compared to a loss in the amount of NIS 21.5 million, or NIS 1.29 basic loss per share, for the corresponding quarter last year.


Year-End Results
----------------

      Consolidated revenues for the year ended December 31, 2004, were NIS 286.9 million (US$66.6 million) compared to NIS 222.8 million reported last year.

      Revenues from hotels operations and management increased to NIS 218.4 million (US$50.7 million) as compared to NIS 189.2 million reported last year. This increase is attributable mainly to: (i) an increase in revenues from hotels in the UK and from an apartment hotel in Romania, (ii) an increase in revenues of the Astrid Park Plaza Hotel in Antwerp, Belgium related to the opening of the Aquatopia attraction, and (iii) the devaluation of the NIS against the British Pound, which resulted in an increase in reported NIS revenues.

      Revenues from Arena operations increased to NIS 55.3 million (US$12.8 million) compared to NIS 20.1 million reported last year. This increase is primarily due to the Arena being in full-scale operation during the year ended December 31, 2004, as opposed to operating on a partial scale since June 2004, as well as to the commencement of operation of the Arena attractions since April 2004.

      Revenues from asset leasing for the year ended December 31, 2004 were NIS
13.2 million (US$3.1 million) as compared to NIS 13.5 million reported last year.

      Gross profit for the year ended December 31, 2004 was NIS 86.2 million (US$20.0 million) compared to NIS 69.0 million reported last year. This increase is attributable to improved efficiencies and increased volumes in the hotel segment, which was offset in part by the annual results of the Arena.

      Operating loss before finance income (expenses), net for the year ended December 31, 2004, was NIS 21.6 million (US$5.0 million) as compared to NIS 24.0 million reported last year. This decrease is the net result of an increase in gross profit, which was offset in part by an increase in hotel depreciation, amortization and other operating expenses.

      Loss from continuing operations for the year ended December 31, 2004, was NIS 72.4 million (US$16.8 million), or NIS 4.50 (US$1.04) basic loss per share, compared to NIS 79.3 million, or NIS 4.75 basic loss per share, reported last year. This decrease is attributable mainly to: (i) a decrease in operating loss before finance income (expenses), net, and (ii) a decrease in other expenses, net, to NIS 9.4 million (US$2.2 million), compared to other expenses, net, of NIS 16.2 million as reported last year. The other expenses, net, for the year ended December 31, 2004 were mainly the result of an impairment of fixed assets and investments, in the amount of NIS 10.5 million (US$2.4 million) and to a loss from the disposal of fixed assets, in the amount of NIS 10.3 million (US$2.4 million), which was offset, in part, by a gain from realization of monetary balances of capital nature in the amount of NIS 12.4 million (US$2.9 million).

Net income from discontinuing operations for the year ended December 31, 2004 was NIS 11.1 million (US$2.6 million), or NIS 0.69 (US$0.16) basic earnings per share, compared to NIS 13.0 million or NIS 0.78 basic earnings per share, reported last year. This income is mainly due to collection of accounts receivables that were previously written off.

      Loss for the year ended December 31, 2004 was NIS 61.4 million (US$14.2 million), or NIS 3.81 (US$0.88) basic loss per share, compared to NIS 66.4 million, or NIS 3.97 basic loss per share, reported last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:
Company Contact                          Investor Contact
Marc Lavine                              Kathy Price
Elscint, Ltd.                            The Anne McBride Company
+972-3-608-6011                          +212-983-1702  x.212
Mlavine@elscint.net                      Kprice@annemcbride.com


                             Financial Tables Follow

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS (1)


                                                                                              Convenience
                                                                                              translation
                                                       December 31, 2004   December 31, 2003  December 31, 2004
                                                       -----------------   -----------------  -----------------
                                                          Reported (2)        Adjusted (3)       U.S.$
                                                       -----------------   -----------------
                                                                 NIS (thousands)               (thousands)
                                                       -------------------------------------  -----------------
 ASSETS

Current Assets
Cash and cash equivalents                                   41,777                98,460             9,698
Short-term investments and deposits                        179,179               164,571            41,592
Accounts receivable - trade                                 17,209                17,419             3,995
Other accounts receivable                                   16,256                30,432             3,773
Hotels inventories                                           2,433                 2,865               565
                                                         ---------             ---------         ---------
                                                           256,854               313,747            59,623
                                                         ---------             ---------         ---------

Long-term Accounts and Investments
Deposits, loans and long-term receivables                   39,992             (*)39,501             9,283
Investments in affiliated company and others                41,436             (*)64,630             9,619
                                                         ---------             ---------         ---------

                                                            81,428               104,131            18,902
                                                         ---------             ---------         ---------

Fixed Assets                                             2,185,325             2,003,427           507,271
                                                         ---------             ---------         ---------

Other Assets and Deferred Expenses                          12,649                10,916             2,936
                                                         ---------             ---------         ---------

Assets Related to Discontinuing Operations                  14,700                16,228             3,412
                                                         ---------             ---------         ---------

                                                         2,550,956             2,448,449           592,144
                                                        ==========             =========         =========

(*) Reclassified



(1) Prepared in accordance with Israeli GAAP.

(2) See Note A below.

(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS (1)


                                                                                              Convenience
                                                                                              translation
                                                       December 31, 2004   December 31, 2003  December 31, 2004
                                                       -----------------   -----------------  -----------------
                                                          Reported (2)        Adjusted (3)       U.S.$
                                                       -----------------   -----------------
                                                                 NIS (thousands)                (thousands)
                                                       -------------------------------------  -----------------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

Current Liabilities
Short-term credits                                          135,429            407,599              31,436
Accounts payable - trade                                     46,624             56,749              10,823
Accrued liabilities                                          56,357             76,955              13,082
                                                          ---------          ---------           ---------
                                                            238,410            541,303              55,341
                                                          ---------          ---------           ---------

Long-Term Liabilities                                     1,325,803            850,470             307,754
                                                          ---------          ---------           ---------

Liabilities Related to Discontinuing Operations              71,410             82,217              16,576
                                                          ---------          ---------           ---------

Minority Interest                                            32,453             28,261               7,533
                                                          ---------          ---------           ---------

Shareholders' Equity                                        882,880            946,198             204,940
                                                          ---------          ---------           ---------

                                                          2,550,956          2,448,449             592,144
                                                          =========          =========           =========


(1) Prepared in accordance with Israeli GAAP.

(2) See Note A below.

(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                                                               Convenience
                                                                       Year ended December 31,                 translation
                                                            --------------------------------------------       December 31,
                                                               2004              2003             2002            2004
                                                            -----------        ---------        --------       -----------
                                                            Reported (2)            Adjusted (3)                  U.S.$
                                                                            NIS (thousands)                     (thousands)
                                                            --------------------------------------------        -----------
Revenues
Hotels operations and managment                                218,365          189,205          206,679           50,688
Commercial center operations                                    55,263           20,106             --             12,828
Asset leasing                                                   13,238           13,495             --              3,073
Long-term contracts                                               --               --              1,509             --
                                                              --------         --------         --------         --------
                                                               286,866          222,806          208,188           66,589
                                                              --------         --------         --------         --------
Cost of revenues
Hotels operations and managment                                137,622          128,301          133,207           31,946
Commercial center operations                                    59,885           21,975             --             13,901
Asset leasing                                                    3,175            3,510             --                737
Long-term contracts                                               --               --              1,392             --
                                                              --------         --------         --------         --------
                                                               200,682          153,786          134,599           46,584
                                                              --------         --------         --------         --------

Gross profit                                                    86,184           69,020           73,589           20,005
Hotels' depreciation, amortization
 and operating expenses                                         64,513           50,432           61,503           14,975
Initiating expenses                                              1,611            4,303            1,773              374
Selling and marketing expenses                                  14,046            8,948             --              3,260
General and administrative expenses                             27,608           29,355           31,574            6,409
                                                              --------         --------         --------         --------
                                                               107,778           93,038           94,850           25,018
                                                              --------         --------         --------         --------

Operating                                                         loss           before          finance           income
  (expenses), net                                              (21,594)         (24,018)         (21,261)          (5,013)

Finance income (expenses), net                                 (34,805)         (41,262)          12,805           (8,079)
                                                              --------         --------         --------         --------

Operating loss after finance income  (expenses),
  net                                                          (56,399)         (65,280)          (8,456)         (13,092)
Other expenses, net                                             (9,361)         (16,176)         (21,502)          (2,173)
                                                              --------         --------         --------         --------

Loss before income taxes                                       (65,760)         (81,456)         (29,958)         (15,265)

Tax benefits                                                      (647)          (8,384)          (5,221)            (151)
                                                              --------         --------         --------         --------

Loss after income taxes                                        (65,113)         (73,072)         (24,737)         (15,114)

The Company's share in loss
 of affiliated companies                                        (6,611)          (7,019)          (2,847)          (1,535)
Minority interest in loss (income)
 of a subsidiary                                                  (724)             746              879             (168)
                                                              --------         --------         --------         --------

Loss from continuing operations                                (72,448)         (79,345)         (26,705)         (16,817)

Net income from discontinuing operations                        11,067           12,972           88,983            2,569
                                                              --------         --------         --------         --------

Net income (loss)                                              (61,381)         (66,373)          62,278          (14,248)
                                                              ========         ========         ========         ========

(1) Prepared in accordance with Israeli GAAP.
(2) See Note A below.
(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                            Convenience
                                                 Year ended December 31,    translation
                                               --------------------------   December 31,
                                                   2004      2003    2002      2004
                                               ----------- -------  ------  ------------
                                               Reported (2)  Adjusted (3)
                                               -----------   ------------
                                                       NIS                     U.S.$
                                               ---------------------------  ------------
Basic earnings (loss) per ordinary
  share (NIS 0.05 par value) from:
  Continuing operations                           (4.50)   (4.75)   (1.60)    (1.04)
  Discontinuing operations                         0.69     0.78     5.33      0.16
                                                   ----     ----     ----      ----
                                                  (3.81)   (3.97)    3.73     (0.88)
                                                   ----     ----     ----      ----


Diluted earnings (loss) per ordinary
 share (NIS 0.05 par value) from:
  Continuing operations                           (4)      (4)      (1.66)    (4)
  Discontinuing operations                        (4)      (4)       5.10     (4)
                                                                     ----
                                                                     3.44
                                                                     ====


    (1) Prepared in accordance with Israeli GAAP.
    (2) See Note A below.
    (3) NIS of December 2003.
    (4) Anti dilutive.

Note A - Translation to Nominal-Historical Financial Reporting

1. Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the consumer price index (hereafter - "the PCI"), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute").

      With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation. The adjusted amounts of non-monetary items, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods.

2. The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3.    (i)  Non-monetary items have been adjusted according to the changes in the
           CPI from the date of acquisition or accrual (as the case may be) to December 2003, and from then (or from the date of acquisition/accrual, whichever is later) and up to the balance sheet date - without any further adjustment (in nominal values). Monetary items are presented in the balance sheet at their nominal values.

     (ii) Income and expenses, other than those deriving from non-monetary items, have been included at their nominal values. Income and expenses deriving from non-monetary items have been included on a consistent basis with the principles applied in the adjustment of the corresponding balance sheet items.